UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

ATS Corporation

(Name of Subject Company)

ATS Corporation

(Name of Persons Filing Statement)

Common Stock, $0.0001 par value

(Title of Class of Securities)

00211E104

(CUSIP Number of Class of Securities)

John Hassoun & Pamela Little

Co-Chief Executive Officers

ATS Corporation

7925 Jones Branch Drive

McLean, Virginia 22102

(571) 766-2400

(Name, address, and telephone number of persons authorized to receive notices and communications on behalf of the person filing statement)

Copies to:

James J. Maiwurm

Squire Sanders (US) LLP

1200 19th Street NW

Suite 300

Washington, DC 20036

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ATSC Joining Forces with Salient Federal Solutions February 21, 2012

A Salient Purpose It takes a new breed of industry partner to help government agencies address the risks and opportunities of an abruptly changing world. Salient is building exactly that type of agile company. One that’s free from legacy limitations. One that’s driven by a relentless customer focus. And as a result, one that delivers only capabilities that truly matter. Salient provides the IT, engineering, and analysis services government agencies need most — so they can meet the challenges they face now . 2/21/2012 Company Confidential | www.salientfed.com 2

Salient Values We Value Our Clients: We honor their commitment and service to the nation. We strive to support them with the same sense of purpose. We Value Our People: We see their talents as our foremost offering. We will enhance their potential with leadership, opportunity, and recognition. We Value Our Integrity: We are forthright and accountable in all aspects of our business. We believe honesty and decency must define our road to success. 2/21/2012 Company Confidential | www.salientfed.com 3

Headquartered in Fairfax, Virginia 15 offices and 141 locations across the U.S. and overseas Capabilities: Information technology and engineering services in intelligence, defense, homeland security and cyber security domains Over 700 employees 300+ Employees with TS/SCI or higher clearances Salient Corporate Headquarters Salient Office Salient Personnel Salient Remotely Located Support Sites Overview 2/21/2012 Company Confidential | www.salientfed.com 4

Why Salient is Acquiring ATSC? • Brings the expertise developed in the defense, homeland, intelligence, and cyber domains to more civilian customers • Expands our portfolio of acquisition contracts (including ENCORE II) with new vehicles: – Alliant GWAC – GSA Schedule 70 – Seaport - e • Complements existing capabilities with an excellent staff of highly skilled professionals and expertise in case management, federal financial systems, supply chain management, border/port security, health information systems, and other solutions • Expands portfolio of capabilities, tools, and technologies including – A strong foundation in UML and Rational tools – A financial services platform – A solution for blue force tracking and personnel incident management 2/21/2012 Company Confidential | www.salientfed.com 5

• COO of NCI Information Systems, Inc.; President of Karta Technologies; • Prior: President, Pinkerton Government Solutions; EVP at CACI Bill Parker Chief Operating Officer • Founder SI International; Chairman 1998 - 2008; CEO to 2005 • Prior: President & COO CACI, Computer Sciences Ray Oleson Chairman of the Board • CFO, SI International from 2001 • Prior: CFO America One Communications; Government Systems (GSI); VP Finance Computer Sciences Ted Dunn Chief Financial Officer • 30+ years in IT, supporting federal & commercial • Led sales organizations to achieve corporate growth goals Tim May SVP, CMO • VP of SI Human Resources • Prior: VP, Human Resources for Serco, Inc., 20 years in HR leadership at SRA Kay R. Curling SVP, Human Resources • President & CEO of SI International from 2005; President from 2001 • Prior: Led 1,700 person engineering group at Lockheed Martin Brad Antle President and Chief Executive Officer Proven Leadership Team • Co - Founder, Head of Development, SI International • Prior: CACI Tom Lloyd VP, Corporate Developmen t • SVP for SI International applications development • Led various portions of due diligence for 4 completed acquisitions for SI International Tom Pettit VP, Process & Integration 2/21/2012 Company Confidential | www.salientfed.com 6

Brad Antle President Chief Executive Officer Salient Federal Solutions Corporate Organization JD Kuhn Vice President Controller John Humphrey Sr. Vice President Intelligence, Enforcement & Cyber Solutions Larry Rose Vice President Contracts Linda Harris Sr. Vice President Responsive Mission Support Solutions David Helms Vice President Cyber Security Center of Excellence Mike Albano Sr. Vice President Urgent IT Defense Solutions PC Manning Sr. Vice President Command and Control Network Solutions Tom Pettit Vice President Process & Integration Ted Dunn Executive Vice President Chief Financial Officer Hélène Courard Vice President Corporate Capture Management Kay Curling Sr. Vice President Human Resources Bill Parker Chief Operating Officer Steve Hunt Vice President Chief Information Officer Tom Lloyd Vice President Corporate Development Adam Larson Vice President Financial Planning & Analysis Tim May Sr. Vice President Chief Marketing Officer 2/21/2012 Company Confidential | www.salientfed.com 7

ATSC Customer Benefits • Same Team/Same Service – Still be working with the same ATSC employees you know and trust – Still receive the same level of service and professionalism you’ve come to rely on from ATSC • But with Greater Capabilities and Capacity – Through the combined company you’ll be able to access a much broader range of capabilities, through your contract vehicle of choice, at any required scale or global location. • A global company with more than 700 additional employees at over 100 locations means – Wherever customers need support and however much is needed, Salient can reach back to its portfolio of IT, engineering, and analysis capabilities 2/21/2012 Company Confidential | www.salientfed.com 8

Employee Benefits • Aligning ATSC with Salient’s existing business units and lines of service will enable the combined company to: – Deliver a wider range of integrated services – Offer reach back to Salient’s complementary capabilities, offerings, and expertise – Increase the scope and scale of our engagements – Target and win more significant opportunities 2/21/2012 Company Confidential | www.salientfed.com 9

Organized to Exploit Opportunities Bill Parker COO Process and Integration Tom Pettit, VP Cyber Security Center of Excellence David Helms, VP Focuses on C4ISR, visual information, collaboration and enterprise information technology services and solutions. Fayetteville, NC U.S. Army Focuses on systems engineering and technical assistance (SETA), space and intelligence training, simulation support activities, and environmental oversight. Colorado Springs, CO U.S. Army, DIA, U.S. Navy Focuses on enterprise IT, electronic security systems, mass notification systems, wireless systems, and software development and engineering Tampa, FL U.S. Marine Corps, USTRANSCOM Focuses on systems integration, cyber services, all - source HUMINT support, and watch office support Fairfax, VA (Washington, DC) U.S. Intelligence Community Intelligence, Enforcement, and Cyber Solutions (IECS) John Humphrey, SVP Responsive Mission Support Solutions (RMSS) Linda Harris, SVP Command and Control Network Solutions (CCNS) PC Manning, SVP Urgent IT Defense Solutions (UIDS) Mike Albano, SVP Corporate Capture Management Hélène Courard , VP Chief Marketing Officer Tim May, SVP 2/21/2012 Company Confidential | www.salientfed.com 10

Salient is Engineered to Respond to Today’s Federal IT Challenges Life or Death IT: Uncompromising Reliability and Speed for Survival Evolution as a Service (EaaS) Huge - Scale Transition Beyond the Cloud Continuous Flexibility Solutions Optimized Throughout Delivery Salient Performance Diagnostic Detecting Key Risks and Opportunities Talent Operations CYBER SECURITY CENTER OF EXCELLENCE 2/21/2012 Company Confidential | www.salientfed.com 11 Salient has been appraised at maturity Level 3 of CMMI for development v1.2 by an SEI authorized lead appraiser.

Helping Others in Need 2/21/2012 Company Confidential | www.salientfed.com 12 St Jude’s WMZQ Radiothon Salient employees helped raise over $35,000 for St Jude’s Children’s Hospital Wounded Warriors Azalea Charities Sponsor

Helping Others in Need 2/21/2012 Company Confidential | www.salientfed.com 13 Food Bank Contributions by Local Office Employees DC JRDF Walk to Cure Juvenile Diabetes $15,000 of Employee Contributions and Matching Funds for Red Cross Earthquake and Tsunami Assistance

Contact • Brad Antle , Chief Executive Officer, brad.antle@salientfed.com • Bill Parker, Chief Operating Officer, bill.parker@salientfed.com • Ted Dunn, Chief Financial Officer, ted.dunn@salientfed.com • Tom Lloyd, VP, Corporate Development, tom.lloyd@salientfed.com • Corporate Headquarters 4000 Legato Road, Suite 600 Fairfax, VA 22033 (703) 891 - 8200 www.salientfed.com 2/21/2012 Company Confidential | www.salientfed.com 14

Disclaimer This presentation is neither an offer to purchase nor solicitation of an offer to sell securities. The tender offer for the outstanding shares of ATSC’s common stock described in this presentation has not commenced. At the time the offer is commenced, a subsidiary of Salient will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), and ATSC will file a solicitation/recommendation statement on Schedule 14D - 9, with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to ATSC’s stockholders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website: www.sec.gov . 2/21/2012 Company Confidential | www.salientfed.com 15